FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of October 2003


                        Commission File Number 000-30678

                               GLOBAL SOURCES LTD.
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                 (Translation of Registrant's Name into English)

                        Canon's Court, 22 Victoria Street
                            Hamilton, HM 12, Bermuda
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                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F X           Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes ___                  No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

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                                TABLE OF CONTENTS
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Signatures
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Exhibit 1         Press Release dated October 21, 2003



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Other Events.
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     On October 21, 2003, Global Sources Ltd. issued a press release, a copy of which is attached as Exhibit 99.1 to this Form 6-K and hereby incorporated by reference herein.




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Financial Statements and Exhibits.
---------------------------------

Exhibit 99.1 Press Release dated October 21, 2003.



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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  GLOBAL SOURCES LTD.
                                  (Registrant)


                                  By:           /s/ Eddie Heng Teng Hua
                                       ---------------------------------------
                                       Name:    Eddie Heng Teng Hua
                                       Title:   Director and Chief
                                                  Financial Officer

Date: October 22, 2003


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                                                                    Exhibit 99.1

global sources




                  FOR IMMEDIATE RELEASE

                                           Global Sources Investor contact:
                                           David K. Waldman/ John Heilshorn
                                           Lippert/Heilshorn & Associates, Inc.
                                           Tel: 1 212 838 3777
                                           Fax 1 212 838 4568
                                           e-mail: dwaldman@lhai.com

Global Sources contact in Asia:            Global Sources contact in U.S.:
Camellia So                                James W.W. Strachan
Tel: 852 2555 5044                         Tel: 1 602 978 7504
Fax: 852 2518 8764                         Fax: 1 602 978 7512
e-mail: cso@globalsources.com              e-mail: strachan@globalsources.com


     Strong Turnout of Quality Buyers and Suppliers Make the Global Sources
          Electronics & Components China Sourcing Fair a Huge Success

         70 Percent Booths for the Spring 2004 Show Sold During the Fair

HONG KONG, October 21, 2003 - Global Sources Ltd. (Nasdaq NM: GSOL) announced the overwhelming success of its first China Sourcing Fair, establishing the standard for targeted, export-focused trade shows in China for quality buyers, quality China exhibitors and overall show management. Merle A. Hinrichs, Global Sources chairman and chief executive officer, said: "The China Sourcing Fair truly sets the new benchmark for China trade shows for quality, export-ready suppliers and quality international buyers to meet and trade under one roof. Underscoring the success of the Fair, exhibitors pre-booked, on-site, the majority of the booths for the Spring 2004 Electronics & Components China Sourcing Fair."

Some 15,288 buyers from 106 countries attended the 3-day event to meet with exhibitors displaying their products at nearly 600 booths. Many buyers were members of Global Sources' 398,000-strong independently-certified buyer community, familiar with the company's trade magazines, CD-ROMs, Global Sources Online and other online marketplaces. Many more buyers were new to the Global Sources community.

The WorldWide Retail Exchange (WWRE), which represents 64 large retailers with annual sales of US$900 billion, endorsed - and participated - in the Fair. Buyers from WWRE member companies who attended include: Best Buy from the U.S.; AEON from Japan; Auchan from France; Makro Asia from Thailand; Dairy Farm International from Hong Kong; Lotte Group from Korea; and Tesco from the U.K., among others.

Commenting on the success of the China Sourcing Fair, special VIP guest Ms. Sally Herbert, chief commercial officer of the WWRE, said: "We received tremendous positive feedback from the buyers of our member companies who attended the Fair in Shanghai. Buyers are impressed by the quality of the new China suppliers they met and the professional organization of this international-standard Fair."


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The Fair was the first show of the season, allowing buyers to meet with China manufacturers before visiting other suppliers in the region. A host of activities enhanced the three-day event, including educational conferences and networking activities. These included the very well attended buyer conferences, the Asian Sources Electronic Components 25th anniversary celebration and the Global Sources WWRE buyer-meet-supplier Forum. More than 400 suppliers and buyers attended the invitation-only anniversary celebration and Forum.

One prominent speaker at the Global Sources WWRE Forum was Mr. Weimin Lu, vice-president of Best Buy - a leading retailer of technology and entertainment products and a WWRE member company. Mr. Lu said: "We were extremely impressed with the number of new products and new China suppliers we discovered at the Fair. Of added-value were the networking opportunities Global Sources made available for us to meet with quality suppliers directly."

One long-time China buyer, Mr. Mohammed Helal, president of Egyptian Micro Electronics Futek, a Japanese-Egyptian joint venture said: "The show is extremely good and very well-organized. The quality of Chinese suppliers at the show is amazing. The quality of Chinese products is improving. The service of the suppliers is meeting the international standards criteria. The targeted nature of the Fair is excellent - very helpful. I will definitely be back next year."

One exhibitor, Mr. James Lee, general manager, Overseas Department of Panda Group Nanjing Panda Televisions in China, said: "Compared to the other shows at which we have exhibited, Global Sources' Fair really has a higher quality standard - especially in terms of the quality and number of international buyers in attendance."

Global Sources' Hinrichs concluded: "We're extremely pleased with the strong attendance of our overseas buyer community and their interest in the quality of exhibitors. The high booth renewals and thanks we have received from exhibitors clearly show the value they have received through their participation at the Fair. Global Sources' 22 years on-the-ground presence in China, and our 900 team members in 43 locations throughout the country, allows us to identify, qualify and work closely with export-oriented suppliers. The suppliers in our community are precisely the companies that serious purchasing professionals want to meet - and do business with.

"Our 33-year commitment to facilitating global trade between buyers and suppliers remains the cornerstone of our service offering. The China Sourcing Fair is an important addition to our multi-media total solution offering - for both professional overseas buyers and China exporters."

The next Global Sources Electronics & Components China Sourcing Fair will be held from April 12 to 14, 2004, at the Shanghai Mart in Shanghai, China. For more information about the Global Sources China Sourcing Fairs, please visit www.chinasourcingfair.com


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About Global Sources

Global Sources creates and facilitates global trade between buyers and suppliers, by providing the right information, at the right time, in the right format. Our integrated sourcing and marketing solutions enable importers to buy, and exporters to sell, more effectively and profitably.

We aggregate and format industry-specific supplier and product information, and deliver this content to our buyer community worldwide through our leading network of 12 vertical marketplaces and 13 geographic portals, and through magazines, CD-ROMs, and private catalogs, as well as China Sourcing Fairs and technical events. Our flagship marketplace, Global Sources Online (www.globalsources.com), hosts more marketing and sourcing activity than any other global merchandise trade marketplace.

We serve a growing, independently certified community of over 398,000 active buyers in over 230 countries and territories. These buyers generate more than
3.6 million inquiries annually for nearly 140,000 suppliers through Global Sources Online alone. We offer extensive supplier enablement capabilities in Greater China and other leading supply markets through 63 content management offices and 700 sales representatives, who make approximately 40,000 supplier visits monthly. In mainland China, we have 22 years on-the-ground presence, supported by 900 team members in 43 locations throughout the country.

Global Sources' solutions are based on 33 years as a trade magazine publisher serving the global trade community, 13 years as a trade management software developer, 12 years as manager of trade shows in Asia, and 8 years as an online marketplace operator.


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Event Photos

[photo omitted]

[photo caption:] Merle A. Hinrichs, Global Sources chairman and chief executive officer delivers the opening speech for the 2003 China Sourcing Fair:
Electronics & Components on October 9 at the Shanghai Exhibition Center in Shanghai.

[photo omitted]

[photo caption:] Buyers queue to register for the 2003 China Sourcing Fair:
Electronics & Components on October 9 at the Shanghai Exhibition Center in Shanghai. Some 15,288 buyers from 106 countries attended the Fair.

[photo omitted]

[photo caption:] Some 15,288 buyers from 106 countries attended the 2003 China Sourcing Fair: Electronics & Components to meet with exhibitors displaying their products at nearly 600 booths from October 9-11 at the Shanghai Exhibition Center in Shanghai.




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